SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Official Letter B3

Rio de Janeiro, April 12, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that it received from B3 – Brasil, Bolsa, Balcão, the letter 271/2024-SLS, below transcribed, requesting clarification regarding atypical oscillations with the securities issued by the Company.

Official Letter B3 271/2024-SLS transcription

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Eduardo Haiama

Investor Relations Officer

Ref: Request for clarification on atypical oscillation

Dear Sir,

In view of the last fluctuations registered with the securities issued by this company, the number of businesses and the negotiated quantity, as below, we have seen to request that it be informed, by 04/12/2024, if there is any fact of the knowledge of V.S.a. that can justify them.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Medium	Last	OSCIL. %	No neg	Quantity	Volume (R$)
03/28/2024	41.58	41.26	42.07	41.66	41.70	-0.41	20,210	8,287,600	345,252,814.00
04/01/2024	41.80	40.83	42.19	41.23	40.91	-1.89	21,519	7,117,700	293,442,461.00
04/02/2024	40.86	40.39	41.08	40.74	40.76	-0.37	17,753	7,324,200	298,368,100.00
04/03/2024	40.76	40.23	41.18	40.71	40.89	0.32	17,092	4,135,300	168,353,273.00
04/04/2024	41.14	40.92	42.23	41.62	41.09	0.49	31,539	10,428,000	433,995,583.00
04/05/2024	41.09	40.32	41.14	40.87	41.06	-0.07	16,750	5,883,100	240,459,814.00
04/08/2024	41.10	40.71	41.64	41.37	41.44	0.93	19,395	4,372,300	180,888,858.00
04/09/2024	41.39	41.00	41.89	41.56	41.59	0.36	20,523	6,647,300	276,254,754.00
04/10/2024	41.43	40.53	41.60	40.81	40.72	-2.09	26,646	6,453,100	263,365,560.00
04/11/2024*	40.50	38.72	40.66	39.26	38.84	-4.62	45,786	17,816,900	699,594,327,00

*Updated until 05:28 pm

In response to the demand, Eletrobras clarifies that it is not aware of any relevant fact or information non-public that could establish the fluctuations in negotiations with the common shares issued by the Company described in Official Letter 271/2024-SLS.

Eletrobras reiterates its commitment to, in accordance with applicable regulations, keeping its shareholders and the market in general informed about any relevant act or fact related to its business.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.